Exhibit 99.1

Country Style Cooking Restaurant Chain Reports First Quarter 2015 Financial Results

Chongqing, China, May 18, 2015 — Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) (“Country Style Cooking” “CSC” or the “Company”), a fast-growing quick service restaurant chain in China, today announced its unaudited financial results for the first quarter of 2015.

First Quarter 2015 Financial Highlights

•	Revenues in the first quarter of 2015 were RMB353.5 million ($57.0 million), an increase of 1.9% from RMB346.8 million in the same quarter of 2014.
•	Comparable restaurant sales decreased by 7.3% from the same quarter of 2014. There were 245 restaurants in the comparison.
•	Restaurant level operating margin was 12.9%, a decrease of 170 basis points from the same quarter of 2014.
•	Adjusted EBITDA[1] was RMB30.1 million ($4.9 million) in the first quarter of 2015, compared to RMB34.2 million in the same quarter of 2014.
•	Net income for the first quarter of 2015 was RMB8.3 million ($1.3 million), compared to RMB11.6 million in the same quarter of 2014. Adjusted net income (non-GAAP), which excludes share-based compensation expenses, was RMB12.1 million ($2.0 million), compared to RMB19.0 million in the same quarter of 2014.
•	Diluted net income per American depositary share (“ADS”) was RMB0.31 ($0.05). Adjusted diluted net income per ADS (non-GAAP)[1], which excludes share-based compensation expenses, was RMB0.45 ($0.07). Each ADS represents four ordinary shares of the Company.
•	Total number of restaurants increased by a net total of seven in the first quarter of 2015 to 344 restaurants as of March 31, 2015, covering 29 cities and up from 303 restaurants as of March 31, 2014. Among the total 344 restaurants, 77 are “Mr. Rice” branded restaurants.

Mr. Xingqiang Zhang, Chief Executive Officer of Country Style Cooking, commented, “We are pleased to report continued revenue growth and network expansion in the first quarter of 2015. During the quarter, we focused on further improving food safety and nutrition by using high-quality raw materials like non-GMO oil, sea salt and cage-free chickens to our product offerings. We believe these efforts to improve food quality is in line with the evolving dining habits of our customers, can better differentiate CCSC from its competitors and may lead to higher per-order spending over time. We are also working on modifying our image and the dining environment in our restaurants to reinforce customer perception of CCSC restaurants as an ideal location for young people and families who appreciate an unique customer experience and a place for socializing.”

_________________________________

1 This release contains certain non-GAAP financial measures to provide supplemental information regarding the Company’s operating performance. For more information on these non-GAAP financial measures, please see the section captioned "Non-GAAP Disclosure" and the table captioned "Supplementary Metrics—Reconciliations of GAAP to non-GAAP Financial Measures” set forth at the end of this release.

First Quarter 2015 Financial Performances

Revenues in the first quarter of 2015 increased by 1.9% to RMB353.5 million ($57.0 million) from RMB346.8 million in the same quarter of 2014. Revenue growth was primarily supported by the Company’s expanding restaurant network, partially offset by a decline in comparable restaurant sales. During the first quarter of 2015, the Company opened a total of 11 restaurants, bringing the total restaurant count to 344 as of March 31, 2015, compared to its total restaurant count of 303 as of March 31, 2014. Restaurants opened in the first quarter of 2015 included four “Mr. Rice” restaurants. Comparable restaurant sales decreased by 7.3% compared with the same quarter of 2014, mainly attributable to a decrease in customer traffic associated with greater competition. There were 245 restaurants in the comparison.

Costs of food and paper increased by 4.4% to RMB162.1 million ($26.2 million) in the first quarter of 2015 from RMB155.3 million in the same quarter of 2014, primarily due to the expansion of the Company’s restaurant network. As a percentage of revenues, cost of food and paper was 45.9% in the first quarter of 2015, compared to 44.8% in the prior year period.

Restaurant wages and related expenses increased by 5.1% to RMB76.6 million ($12.4 million) in the first quarter of 2015 from RMB72.9 million in the same quarter of 2014. The increase was primarily due to increased wage levels and increased number of employees. As a percentage of revenues, restaurant wages and related expenses increased slightly to 21.7% in the first quarter of 2015 from 21.0% in the same quarter of 2014.

Restaurant rent expenses decreased by 2.4% to RMB34.5 million ($5.6 million) in the first quarter of 2015 from RMB35.4 million in the same quarter of 2014. The decrease was primarily due to the more competitive rental terms that the Company obtained. As a percentage of revenues, restaurant rental expenses dropped to 9.8% in the first quarter of 2015 from 10.2% in the first quarter of 2014.

Restaurant utility expenses increased by 5.4% to RMB21.2 million ($3.4 million) in the first quarter of 2015 from RMB20.1 million in the same quarter of 2014. As a percentage of revenues, restaurant utility expenses were 6.0% in the first quarter of 2015, compared to 5.8% in the first quarter of 2014.

Other restaurant operating expenses increased by 9.2% to RMB13.5 million ($2.2 million) in the first quarter of 2015 from RMB12.4 million in the same quarter of 2014. As a percentage of revenues, other restaurant operating expenses increased slightly to 3.8% in the first quarter of 2015 from 3.6% in the first quarter of 2014.

Restaurant-level operating margin was 12.9% in the first quarter of 2015, a decrease of 170 basis points over the same quarter of 2014. The decline in restaurant-level operating margin was primarily due to inflation in food and labor costs.

Selling, general and administrative (SG&A) expenses decreased by 16.9% to RMB17.8 million ($2.9 million) in the first quarter of 2015 from RMB21.4 million in the same quarter of 2014. The decrease was primarily due to a RMB3.3 million decrease in share-based compensation expenses included in SG&A. Share-based compensation expenses included in SG&A was RMB3.0 million ($0.5 million) in the first quarter of 2015, compared to RMB6.2 million in the first quarter of 2014. As a percentage of revenues, SG&A expenses were 5.0% in the first quarter of 2015, compared to 6.2% in the first quarter of 2014.

Pre-opening expense for the first quarter of 2015 was RMB1.5 million ($0.2 million), representing a decrease of 42.2% from RMB2.5 million in the same quarter of 2014.. As a percentage of revenues, pre-opening expense was 0.4% in the first quarter of 2015, compared to 0.7% in the same quarter of 2014.

Depreciation expense for the first quarter of 2015 was RMB19.3 million ($3.1 million), representing an increase of 1.4% from RMB19.0 million in the same quarter of 2014, primarily because of the increase in total fixed assets as a result of restaurant network expansion. As a percentage of revenues, depreciation expense remained at 5.5% in the first quarter of 2015, similar to the same quarter of 2014.

Property and equipment impairment charges were RMB3.2 million ($0.5 million) in the first quarter of 2015, representing costs related to asset impairment with 10 underperforming restaurants.

Income from operations for the first quarter of 2015 was RMB3.8 million ($0.6 million), compared to RMB6.5 million in the same quarter of 2014.

Interest income for the first quarter of 2015 was RMB6.8 million ($1.1 million), representing an increase of 2.9% from RMB6.6 million in the same quarter of 2014.

Foreign currency exchange gain for the first quarter of 2015 was RMB0.2 million ($0.04 million), as compared to RMB0.3 million in the same quarter of 2014.

Other income for the first quarter of 2015 was RMB0.8 million ($0.1 million), compared to RMB1.6 million in the same quarter of 2014.

Income tax expense in the first quarter of 2015 was RMB3.3 million ($0.5 million), compared to RMB3.4 million in the same quarter of 2014.

Net income was RMB8.3 million ($1.3 million), compared to RMB11.6 million in the first quarter of 2014. Adjusted net income (non-GAAP), which excludes share-based compensation expenses, was RMB12.1 million ($2.0 million) in the first quarter of 2015, compared to RMB19.0 million in the first quarter of 2014.

Diluted net income per ADS in the first quarter of 2015 was RMB0.31 ($0.05), compared to RMB0.43 in the first quarter of 2014. Adjusted diluted net income per ADS (non-GAAP), which excludes share-based compensation expenses, was RMB0.45 ($0.07) in the first quarter of 2015, compared to RMB0.70 in the first quarter of 2014. The Company had approximately 27.1 million diluted weighted average ADSs outstanding during the quarter ended March 31, 2015.

EBITDA (non-GAAP), defined as net income before interest, income tax expense, depreciation and amortization, was RMB24.1 million ($3.9 million) in the first quarter of 2015, compared to RMB27.4 million from the same quarter of 2014. Adjusted EBITDA (non-GAAP), defined as EBITDA excluding foreign exchange gain or loss, other income or loss, property and equipment impairment charges, and share-based compensation expenses, was RMB30.1 million ($4.9 million) in the first quarter of 2015, compared to RMB34.2 million in the same quarter of 2014.

As of March 31, 2015, the Company had cash, cash equivalents and short-term investments of RMB578.8 million ($93.4 million), compared to RMB570.4 million as of December 31, 2014.

Net cash provided by operating activities was RMB25.1 million ($4.1 million) for the first quarter of 2015, compared to RMB39.8 million in the same period of 2014.

Outlook

For the second quarter of 2015, the Company currently estimates that revenues will be between RMB 360-380 million ($58.1-$61.3 million), representing a year-over-year growth of between approximately 4.4% and 10.1%. The Company remains on track to open approximately 60 new restaurants in 2015.

These forecasts reflect the Company’s current and preliminary view, which are subject to change.

Definitions

The following definitions apply to these terms used throughout this release:

Comparable restaurants are defined as restaurants that were open throughout the periods under comparison. A restaurant is included in the comparison once it has been in operation for 12 full months before the start of the period under comparison. Comparable restaurants exclude (i) restaurants whose operational area has increased or decreased by more than 5% during the periods under comparison and (ii) restaurants that were closed for more than 5% of total days in any period under comparison.

Restaurant level operating margin represents total revenue less restaurant operating costs (including food and paper, restaurant wages and related expenses, restaurant rent expenses, restaurant utilities expenses and other restaurant operating expenses), expressed as a percentage of total revenues.

Basic net income per ADS are computed by dividing the net income by the weighted average number of ADS outstanding during the year. Diluted net income per ADS is computed using the more dilutive of the two-class method or the if-converted method.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars in this announcement were made at the noon buying rate of RMB6.1990 to US$1.00 on March 31, 2015 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Conference Call

The Company will host a conference call at 8:30 am, Eastern Time on May 18, 2015, which is 8:30 pm, Beijing Time on May 18, 2015, to discuss first quarter 2015 results and answer questions from investors. Listeners may access the call by dialing:

US: 1-888-346-8982

International: 1-412-902-4272

Hong Kong: 800-905945

Mainland China: 4001-201203

A telephone replay will be available one hour after the conclusion of the conference call through May 25, 2015. The dial-in details are:

US: 1-877-344-7529

International: 1-412-317-0088

Passcode: 10065803

A live and archived webcast of the conference call will be available at http://ir.csc100.com

About Country Style Cooking Restaurant Chain Co., Ltd.

Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) (“Country Style Cooking”) is a fast-growing quick service restaurant chain in China, offering delicious, everyday Chinese food to customers who desire fast and affordable quality meals. Country Style Cooking directly operates all of its restaurants and is the largest quick service restaurant chain in Chongqing municipality, home to Sichuan cuisine, one of the best-known Chinese regional cuisines. Additional information about Country Style Cooking can be found at http://ir.csc100.com.

Contact:

Country Style Cooking Restaurant Chain Co., Ltd.

Phone: +86-23-8866-8866

E-mail: ir@csc100.com

ICR Inc.

Bill Zima

Phone: +86-10-6583-7511 or +1-646-328-2520

E-mail: bill.zima@icrinc.com

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses the following measures defined as non-GAAP measures under Regulation G and Item 10(e) of Regulation S-K of SEC: adjusted net income, adjusted diluted earnings per ADS, EBITDA and adjusted EBITDA. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. The Company defines adjusted net income as net income excluding share-based compensation expenses and one-time tax levy/(benefit). The Company defines adjusted diluted earnings per ADS as diluted earnings per ADS excluding share-based compensation expenses and one-time tax levy/(benefit). The Company defines EBITDA as earnings before interest, income tax expense, depreciation and amortization. The Company defines adjusted EBITDA as EBITDA excluding foreign exchange gain or loss, other income or expense, property and equipment impairment charges, goodwill impairment and share-based compensation expenses. For more information on these non-GAAP financial measures, please see the tables captioned “Supplementary Metrics—Reconciliations of GAAP to non-GAAP Financial Measures” set forth at the end of this release.

The Company believes that in conjunction with GAAP financial measures, these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance and liquidity. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. Management uses both GAAP and non-GAAP information in evaluating and operating the business internally and therefore deems it important to provide all of these information to investors. Management also believes that these non-GAAP financial measures facilitate comparisons to the Company’s historical performance.

One of the limitations of using adjusted net income, adjusted diluted earnings per ADS, EBITDA and adjusted EBITDA is that they do not include all items that impact the Company’s net income for the relevant periods. They exclude certain items including share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company's business. In addition, the Company's EBITDA and adjusted EBITDA may not be comparable to EBITDA, adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA and adjusted EBITDA in the same manner as the Company does. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter 2014, quotations from management in this announcement, as well as Country Style Cooking’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: uncertainties regarding the Company's ability to open and profitably operate new restaurants and manage its growth effectively and efficiently; risks associated with changing consumer taste and discretionary spending; uncertainties regarding the Company's ability to maintain and enhance the attractiveness of its restaurants and its brand and image; risks related to instances of food-borne illnesses, health epidemics and other outbreaks; uncertainties regarding the Company's ability to respond to competitive pressures; and uncertainties associated with factors typically affecting the consumer food services industry in general. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Country Style Cooking undertakes no duty to update such information, except as required under applicable law.

Consolidated Balance Sheets

(Amounts in thousands, except shares data)

(Unaudited)

	As of December 31,	As of March 31,
	2014	2015
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	193,554	150,382	24,259
Short-term investments	376,831	428,378	69,104
Due from related parties	-	458	74
Inventories	52,871	48,325	7,796
Prepaid rent	14,745	14,036	2,264
Prepaid expenses and other current assets	30,350	28,547	4,605
Deferred tax assets-current	930	930	150
Total current assets	669,281	671,056	108,252
Long-term investments	50,659	51,571	8,319
Property and equipment, net	417,778	408,201	65,849
Goodwill	5,139	5,139	829
Deferred tax assets - non current	8,814	8,814	1,422
Deposits for leases – non current	30,075	29,624	4,779
Total assets	1,181,746	1,174,405	189,450

Current liabilities:
Accounts payable	54,674	43,868	7,077
Deferred revenue	14,051	15,295	2,467
Due to related parties	-	19	3
Accrued payroll	30,557	24,158	3,897
Income taxes payable	5,104	5,606	904
Other current liabilities	51,914	49,748	8,025
Total current liabilities	156,300	138,694	22,373
Deferred rent - non current	29,030	26,909	4,341
Advanced receipts from depositary bank	2,253	2,146	346
Total liabilities	187,583	167,749	27,060

Equity:
Ordinary shares ($0.001 par value, 1,000,000,000 shares authorized 107,352,416 and 107,524,744 shares issued and outstanding as of December 31, 2014 and March 31, 2015, respectively)	763	764	123
Additional paid-in capital	766,837	770,888	124,357
Retained earnings	235,572	243,892	39,344
Accumulated other comprehensive loss	(9,009)	(8,888)	(1,434)
Total equity	994,163	1,006,656	162,390

Total liabilities and equity	1,181,746	1,174,405	189,450

Consolidated Statements of Income

(Amounts in thousands, except percentages, shares, per share and per ADS data)

(Unaudited)

	For the three months ended March 31,
	2014		2015
	RMB	%	RMB	%	US$

Revenue - restaurant sales	346,848	100.0	353,519	100.0	57,028
Costs and expenses:
Restaurant expenses:
Food and paper expense	155,313	44.8	162,121	45.9	26,153
Restaurant wages and related expenses[1]	72,861	21.0	76,587	21.7	12,355
Restaurant rent expense	35,388	10.2	34,539	9.8	5,572
Restaurant utilities expense	20,105	5.8	21,189	6.0	3,418
Other restaurant operating expenses	12,388	3.6	13,530	3.8	2,183
Selling, general and administrative expenses[1]	21,382	6.2	17,759	5.0	2,865
Pre-opening expense	2,527	0.7	1,460	0.4	236
Depreciation	19,008	5.5	19,283	5.5	3,111
Property and equipment impairment charges	1,372	0.4	3,245	0.9	523
Total operating expenses	340,344	99.4	349,713	99.0	56,416

Income from operations	6,504	1.8	3,806	1.0	612

Interest income	6,618	1.9	6,806	1.9	1,098
Foreign exchange gain	315	0.1	246	0.1	40
Other income,net	1,599	0.5	784	0.2	126
Income before income taxes	15,036	4.3	11,642	3.2	1,876

Income tax expense	3,395	1.0	3,322	0.9	536
Net income	11,641	3.3	8,320	2.3	1,340

Basic net income per share	0.11		0.08		0.013
Diluted net income per share	0.11		0.08		0.012
Basic net income per ADS	0.44		0.31		0.05
Diluted net income per ADS	0.43		0.31		0.05
Basic weighted average ordinary shares outstanding	106,310,482		107,360,734		107,360,734
Diluted weighted average ordinary shares outstanding	107,910,295		108,238,304		108,238,304

________________________

1 Includes share-based compensation expenses of RMB7.3 million and RMB3.8 million ($0.6 million) for the three months ended March 31, 2014 and 2015, respectively.

Consolidated Statements of Comprehensive Income

(Amounts in thousands)

(Unaudited)

	For the three months ended March 31,
	2014	2015
	RMB	RMB	US$

Net income	11,641	8,320	1,340
Other comprehensive income, net of tax:
Foreign currency translation adjustments	292	121	20
Comprehensive income	11,933	8.441	1,360

Condensed Consolidated Cash Flow Statements

(Amounts in thousands)

(Unaudited)

	Year ended March 31
	2014	2015
	RMB	RMB	US$
Operating activities:
Net income	11,641	8,320	1,340
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposals of property and equipment	320	234	38
Property and equipment impairment charges	1,372	3,245	523
Depreciation	19,008	19,283	3,111
Share based compensation	7,339	3,782	610
Changes in operating assets and liabilities:
Due from related parties	(55)	(458)	(74)
Inventories	9,089	5,765	930
Prepaid rent	1,628	709	114
Prepaid expenses and other current assets	(1,103)	1,804	292
Deposits for leases	(397)	452	73
Accounts payable	(7,697)	(10,806)	(1,743)
Deferred revenue	4,247	1,244	201
Due to related parties	181	19	3
Accrued payroll	(2,697)	(6,399)	(1,032)
Income taxes payable	20	501	81
Deferred rent	(1,626)	(1,889)	(305)
Other liabilities	(1,447)	(698)	(112)
Net cash provided by operating activities	39,823	25,108	4,050
Investing activities:
Purchase of property and equipment	(28,141)	(16,200)	(2,613)
Proceeds from disposals of property and equipment	21	1	-
Purchase of investment	(317,950)	(388,073)	(62,602)
Withdrawal of investment	209,381	335,614	54,140
Net cash used in investing activities	(136,689)	(68,658)	(11,075)
Financing activity:
Proceeds from exercise of employee stock options	955	258	42
Net cash provided by financing activity:	955	258	42
Effect of exchange rate	294	120	19
Net increase / (decrease) in cash and cash equivalents	(95,617)	(43,172)	(6,964)
Cash and cash equivalents, beginning of year	372,493	193,554	31,223
Cash and cash equivalents, end of year	276,876	150,382	24,259

Supplementary Metrics – Reconciliations of GAAP to non-GAAP Financial Measures

(Amounts in thousands, except ADSs and per ADS data)

	Three months ended March 31,
	2014	2015
	RMB	RMB	US$

Net income	11,641	8,320	1,340
Share-based compensation expenses:
Restaurant wages and related expenses	1,119	815	131
Selling, general and administrative expenses	6,220	2,966	478
Adjusted net income (non-GAAP)	18,980	12,101	1,949

Diluted net income per ADS	0.43	0.31	0.05
Adjusted diluted net income per ADS (non-GAAP)	0.70	0.45	0.07
Diluted weighted average ADSs outstanding	26,977,574	27,059,576	27,059,576

	Three months ended March 31,
	2014	2015
	RMB	RMB	US$

Net income	11,641	8,320	1,340
Income tax expense	3,395	3,322	536
Interest income	(6,618)	(6,806)	(1,098)
Depreciation and amortization	19,008	19,283	3,111
EBITDA (non-GAAP)	27,426	24,119	3,889

EBITDA (non-GAAP)	27,426	24,119	3,889
Foreign exchange loss/(gain)	(315)	(246)	(40)
Other expense / (income)	(1,599)	(785)	(126)
Property and equipment impairment charges	1,372	3,245	523
Share-based compensation expenses
Restaurant wages and related expenses	1,119	815	131
Selling, general and administrative expenses	6,220	2,966	478
Adjusted EBITDA (non-GAAP)	34,223	30,115	4,855